UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013.

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

Elan Corporation, plc (“Elan”) is furnishing this Report of Foreign Issuer on Form 6-K/A to amend its Report of Foreign Issuer furnished on May 20, 2013 to provide revised unaudited pro forma condensed consolidated financial information and revised capitalization for the fiscal periods described therein, which revisions reflect the increase in the offering amount of Elan’s Senior Notes due 2021 from US$800 million (as set forth in the preliminary offering memorandum dated May 20, 2013 relating thereto) to a final offering amount of US$850 million (as set forth in the final offering memorandum dated May 23, 2013 relating thereto).

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973).

EXHIBIT LIST

Exhibit	Description

99.1	Revised Elan Corporation, plc and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Information.

99.2	Revised Elan Corporation, plc and Subsidiaries Capitalization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Executive Vice President and Company Secretary

Dated: May 29, 2013